SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓           Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                         No   ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding price sensitive information of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 5, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Price Sensitive  Information

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 5 January 2012, China Petroleum & Chemical Corporation (“Sinopec Corp.”) received a notice issued by the Ministry of Finance of the People’s Republic of China (“MOF”) regarding the increase of the threshold of the special oil income levy (Cai Qi [2011] No. 480) (the “Notice”). Pursuant to the Notice, as approved by the State Council, MOF has decided to increase the threshold of the special oil income levy to US$55 per barrel, with effect from 1 November 2011. Notwithstanding such adjustment, the special oil income levy will continue to have 5 levels and will be calculated and charged according to the progressive and valorem rates on the excess amounts. The levy will be calculated on a monthly basis and collected on a quarterly basis. Details of the level of the levy are as follows:

Crude oil prices (US$/barrel)	Level of levy
55-60 (inclusive)	20%
60-65 (inclusive)	25%
65-70 (inclusive)	30%
70-75 (inclusive)	35%
Over 75	40%

Following the increase of the special oil income levy threshold, the Notice of the Ministry of Finance on Printing and Issuing the Management Rules on the Imposition of Special Oil Income (Cai Qi [2006] No. 72) shall continue to apply to other issues relating to the collection and management of the special oil income levy.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, PRC, 5 January 2012

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+  and Wu Xiaogen+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge
Name: Chen Ge
Title: Secretary to the Board of Directors

Date: January 6, 2012